Exhibit 2

THIRD PARTY COMMENTS ABOUT TRIAN

1.	“Nelson Peltz is of course a remarkable business man and an outstanding leader... He is the reason all of us know what Snapple is; and Wendy’s; and Arby’s; and he has re-organized older businesses allowing them to expand and to thrive – including Heinz, Kraft and many more.

And yet, unlike many other successful businessmen, he remembers what life is like for people such as our members who work on the frontlines. He knows it’s people on the front lines that are the keys to success for any business...

... Wherever we see Nelson Peltz, we see businesses that are adding jobs here in the United States...

There is no better example than what happened this year at the Mott’s Apple Sauce Company... After some bad management decisions put hundreds of our members on the streets, we asked Nelson Peltz to intervene. In all my years of dealing with various business leaders – big, medium and small – I can tell you it is rare to see someone step up the way Nelson Peltz did.

As a result, we were able to save family-supporting jobs for hundreds of families in one of the most distressed areas of upstate New York.”

— Stuart Appelbaum, President, RWDSU

2.	“I enjoyed working with Nelson Peltz. He was a very positive and effective force on the board of Legg Mason and I learned a great deal from him. He really did his homework and came to board meetings with a lot of ideas and analysis that had been prepared by the Trian team. He was an excellent communicator and listener. He was focused on making Legg Mason a better company for the shareholders’ benefit. He also understood the importance of good corporate governance. He fit in fine.”

— Dennis R. Beresford, Executive in Residence at the Terry College of Business, University of Georgia, Board member of the National Association of Corporate Directors (NACD), and former Director of several public companies, including Legg Mason, Inc.

3.	“Nelson Peltz and Trian have played an important role in Wendy’s brand transformation and financial improvement. I greatly value the thought leadership and strategic insight that Nelson and the Trian team provide. Nelson and Trian are passionate advocates for the brand’s growth and success. We work collaboratively on key strategic decisions and our company benefits from Trian’s insight on financial and global opportunities.”

— Emil J. Brolick, President and CEO, The Wendy’s Company

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4.	“Nelson Peltz and I served together on the Heinz board beginning in 2006 and have remained in touch since the company was sold in 2013. Nelson was an insightful and constructive presence on the Heinz board. He approached board and management relationships professionally and collegially. Nelson, in concert with other members of the Heinz board, made excellent strategic and operational recommendations and decisions which helped move Heinz forward.”

— Charles E. Bunch, Chairman and CEO, PPG Industries, Inc., and former Director of H.J. Heinz Company

5.	“Nelson Peltz and I worked closely together on the Legg Mason board. As a board member, Nelson was focused on improving operating results and strategy. There is no doubt that Nelson was an important contributor to Legg Mason’s turnaround.”

— John T. Cahill, Chairman and CEO, Kraft Foods Group, Lead Independent Director of American Airlines Group, Inc., Director of Colgate-Palmolive Company, and former Director of Legg Mason, Inc.

6.	“The name of Nelson Peltz appearing on a share register is not an immediate case for celebration for many chief executives.

As an activist investor, Mr Peltz has orchestrated change in many companies that he and his team have considered to be underperforming. Whilst the experience is always testing and sometimes irritating, the rationale for the challenge is invariably based on analytical study and the style of engagement relentless, but reasonable.

Whilst the role of the activist may not always be welcome, there is no doubt that the record of Mr Peltz in contributing to the creation of shareholder value over many years is indisputable.”

— Sir Roger Carr, Former Chairman, Cadbury plc

7.	“Nelson was a terrific colleague on the Heinz Board. His focus was on constructive contribution. He added keen insights and a colorful wit to our board discussions. Nelson is a problem solver who understands strategic opportunities and he works in a collegial manner with his fellow board members to achieve the company’s goals. I relished my experience working with Nelson.”

— Leonard Coleman, Former President, National League of Professional Baseball, and former Director of H.J. Heinz Company

8.	“As you will no doubt recall, the beginning of our relationship at Heinz began in a rather contentious period, marked by a high degree of skepticism. However I am pleased to report that since then we
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have been impressed at your commitment not only to improving the bottom line, but also to building new plants here in the United States, and expanding family-supporting jobs. We have come to truly respect and highly value your impressive approach to sales and marketing, which has led to long-term shareholder value for our funds and economic security for our members.”

“Certainly no one can argue with the strong performance of the company, even in very tumultuous times in the broader market. It is our view that this success is due in large part to the ways that all the major stakeholders came together to ensure that long-term investor needs are met. To be sure, if more companies I interact with were able to follow the Heinz model [where Nelson was a director], I believe we would have… fewer wasted resources spent on distracting fights that are not connected to growing our industries.”

— Bill Dempsey, Former Director, UFCW

9.	“I have nothing but positive things to say about Nelson Peltz in the boardroom. After a bruising proxy contest, the Heinz board welcomed Nelson, and we all came together working toward the common good to effect strong results. Nelson worked cooperatively to support Heinz’s efforts to create shareholder value. He was a constructive force and an important cohesive and collegial voice in the boardroom. I believe everyone on the Heinz board valued Nelson and his influence.”

— Edith Holiday, Former Director, H.J. Heinz Company, and current Director of various public companies

10.	“I have known Nelson Peltz for more than 10 years and he consistently acts with integrity. When I seek his advice, he brings a clear perspective on shareowner value to every discussion, he is always informed and interested in exchanging ideas. I always find our conversations to be helpful.”

— Jeff Immelt, Chairman and CEO, GE

11.	“I said to another CEO, who I won’t name who had called me and inquired about Nelson, that if I were to form the board today, Nelson would be one of the first directors I’d ask to serve because he is an insightful, communicative, enthusiastic, energetic and available director. I have never called him when he hasn’t called me right back. I’ve never called him when he wasn’t prepared to talk about something.”

— William R. Johnson, Former Chairman and CEO, H. J. Heinz Company, current Director of Emerson Electric Co., United Parcel Service, Inc. and PepsiCo, Inc. (effective March 23, 2015), and current Trian Advisory Partner (“The Innovation Playbook” by J.P. Donlon, Chief Executive Magazine, March 2008)

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12.	“Trian is in the business of making good companies a lot better. Their research, analysis, and recommendations are focused on operational and strategic initiatives to build shareholder value over the long term. They ask tough, probing questions, do rigorous fundamental work to understand a company, and develop ideas to help it grow and increase profits. They also are persistent, thoughtful, and creative agents for change.

Nelson brings substantive knowledge, a wealth of experience, and keen insight to every board discussion. His business judgment carries great weight, especially on critical issues. He is thoroughly prepared and fosters constructive debate in a search for the right thing to do. Nelson’s overriding motivation is to help companies win in the marketplace.

Nelson also keeps an open mind. He is ready to pivot whenever convinced by a fact-based rebuttal to a Trian proposal. He has a passion for uncovering the best ideas and embraces them. No one is more determined to search out the truth of the matter and find ways to improve the enterprise.”

— Dennis Kass, Former Chairman and CEO, Jennison Associates, former Chairman and current Director of Legg Mason, Inc., and current Trian Advisory Partner

13.	“As a board member Nelson is about the numbers, about the data and how to make operating performance better, faster. He was collegial and open minded. He was focused on the best path to increase long term value.”

— Candace Kendle, Former Co-Founder and CEO, Kendle International, and former Director of H.J. Heinz Company

14.	“I have known Nelson Peltz for many years. He is a superb investor with singular judgment and he is a man of enormous character and integrity. I am grateful for the many times I’ve been the beneficiary of Nelson’s sound advice.”

— Kenneth Langone, American businessman and investor, and co-founder of The Home Depot

15.	“Nelson Peltz is a talented businessman, and I am pleased to be able to call him a friend. Over the many years that we have known one another, he has always given me thoughtful and frank advice.”

— Rupert Murdoch, Chairman and CEO, 21st Century Fox, and Executive Chairman and former CEO, News Corp.

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16.	“In my short time on the Legg Mason board with Nelson Peltz, I found him to be a constructive director and consistently focused on the long term interests of shareholders.”

— John V. Murphy, Former CEO, Oppenheimer Funds Inc., and Lead Independent Director of Legg Mason, Inc.

17.	“Nelson Peltz and I have served together on several boards, including Heinz, where he played a critical role in Heinz’s buyout negotiations with Warren Buffett and 3G. He is absolutely one of the best business executives I have ever come across. Nelson is also a genuinely good person. I have nothing but highest praise for Nelson.”

— Dean R. O’Hare, Former Chairman and CEO, The Chubb Corporation, Director of AGL Resources and Fluor Corporation, and Former Director of H.J. Heinz Company and DFA Capital Management Inc.

18.	“Allegion was spun-off from Ingersoll Rand in December 2013. As an Ingersoll Rand board member, Nelson worked with us to craft a shareholder friendly governance structure that is an important element in keeping our leadership accountable for performance as a standalone entity. Nelson Peltz, the Trian team and Allegion believe that good corporate governance and good operational results go hand in hand. The results speak for themselves.”

— David Petratis, Chairman, President and CEO, Allegion, plc

19.	“Nelson Peltz seeks to understand other points of view as much as he seeks to be heard. He is an active listener. Having been a CEO, Nelson also has a healthy respect for the difficulties and challenges of leading large public companies. I like to say that Nelson has the ability to see things through bi-focal lens – he keeps one eye on the short term and the other on the long term. When he joined the Heinz board, for example, he felt the company was not spending enough money on brand positioning, which he believed would hurt the company long term. He was right. Nelson is collaborative by nature – he is always searching for the best ideas. That makes him a great change agent.”

— Dennis Reilley, Former Chairman and CEO, Praxair, Inc., current Chairman of Marathon Oil Corporation, and Director of Dow Chemical Company and Covidien Ltd., and current Trian Advisory Partner

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20.	“Since joining our board in January 2014, Nelson has been a constructive participant in our board processes. His knowledge and experience in the food industry has added good value to our discussions.”

— Irene Rosenfeld, Chairman and CEO, Mondelēz International, Inc.

21.	“We have invested with and alongside Trian and have seen them create long term value for shareholders. They constructively engage with leadership teams and their analysis of companies is incredibly in-depth. Trian as an active manager plays a beneficial and important role in today’s capital markets as a catalyst for change. We see the performance of the companies they engage on a positive trajectory, from the time Trian initially takes a position to well after they exit. Very simply, Trian is top notch.”

— Anne Sheehan, Director of Corporate Governance, CalSTRS, the largest teacher pension fund in the U.S.

22.	“I have known Nelson for approximately 15 years. He is focused on one thing – creating shareholder value. While he can sometimes seem impatient, he is willing to roll up his sleeves and get involved in support of management teams. He is focused on helping to develop creativity and innovation within organizations and is a proponent of revenue growth with financial discipline. He and the team at Trian have created a lot of value over the years at a number of large cap companies.”

— Todd Stitzer, Chairman, Signet Jewelers, and former CEO, Cadbury plc

23.	“The key word in describing my relationship with Nelson is that it has been constructive. Nelson and I worked best together by being transparent and candid with each other, leveraging his experiences and that of his team as we worked through various challenges. My experience with Nelson and with Trian is they don’t become dogmatically entrenched on any particular approach to an issue, other than doing what’s in the best long term interest for shareholders. We really have what I would call a constructive relationship with Trian.”

— Joseph A. Sullivan, Chairman and CEO, Legg Mason, Inc.

24.	“I served with Nelson while he was on the Ingersoll Rand Board from August 2012 to June 2014. Nelson actively participated and brought more than 40 years of business and investment experience, including implementation of strategic and operational improvements at many of the companies with which he has been involved.”

— Richard Swift, Lead Director, Ingersoll-Rand plc

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25.	“I have nothing but the highest regard for Nelson Peltz. We served together on the Heinz board and I found him constructive, open-minded and thoughtful. He played by the rules and was a positive influence. He had a lot of good ideas to help make Heinz a better company, including increased marketing and reducing corporate overhead. He definitely added value for all Heinz shareholders.”

— Thomas J. Usher, Former Chairman and CEO, United States Steel Corporation, non-executive Chairman of the board of Marathon Petroleum Corporation, Director of The PNC Financial Services Group, Inc. and PPG Industries, Inc., and former Director of H.J. Heinz Company

26.	“I got to know Nelson Peltz after Dr Pepper Snapple was spun off from Cadbury in May 2008. Trian was one of our largest shareholders at that time. I was always available, as with any shareholder, to talk with Nelson and enjoyed interacting with the Trian team. I deeply admire Nelson’s energy, not to mention his smarts and candor. He helped us strengthen our board and provided valuable insights into Snapple and several of our carbonated soft drinks, which he once owned. Nelson and I share a lot of the same business principles, like “cash is king.” I think more shareholders and board members should be like Nelson Peltz and Trian – engaged, innovative and working towards improving a company’s operations.”

— Larry D. Young, President and Chief Executive Officer, Dr Pepper Snapple Group, Inc.

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